December 6, 2005

John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Highbury Financial Inc. Amendment No. 2 to Registration Statement Filed on October 28, 2005 File No. 333-127272 (the “Registration Statement”)

Via EDGAR and Hand Delivery

Dear Mr. Reynolds,

This letter sets forth the response of Highbury Financial Inc. (the “Company” or the “Registrant”) to the comment letter, dated November 16, 2005, of the staff of the Division of Corporation Finance (the “Staff”) to the Registration Statement. In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. This letter is being filed with Amendment No. 3 to the Company’s Registration Statement.

General

1.	We note your response to comment five of our letter dated October 27, 2005. Please revise the document to reflect the supplemental disclosure that explains how the offering amount was determined.

Response: We note the Staff’s comment. We have revised the document on pages 11 and 12 to include the supplemental disclosure that explains how the offering amount was determined.

2.
Provide disclosure in the prospectus regarding when the distribution ends. Disclosure such as the distribution ends at the closing of the IPO is not appropriate. The disclosure should relate to timing such as when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the over-allotment has been exercised.

Response: The Company has not included this disclosure in the prospectus because, as described below, the underwriters and the Company have restructured the offering and there is no longer any agreement by the initial stockholders to purchase warrants in the aftermarket.

Securities and Exchange Commission
December 6, 2005

Use of Proceeds, page 24

3.
We note your response to comment seven by revising to state that “some of the working capital” may be used to fund a down payment. As you have not yet contemplated or located a specific company, please revise to clarify if any down payment would be limited to what you have available for working capital. For instance, if you located a suitable company, but such company wanted a down payment greater than the proceeds you have reserved in working capital, does this fact alone preclude you from pursuing the target company?

Response: We have revised the disclosure on page 25 accordingly.

Proposed Business, page 32

4.	We note the last three paragraphs on page 33 are repeated in the first three paragraphs on page 40. Please revise to limit such repetition.

Response: The Company has revised the disclosure on page 41 in response to the Staff’s comment.

5.
We note your response to comment nine. While you have removed the bullet item discussing your advantages over other blank check companies, you continue to state that targets may favor you over “other blank check companies.” Please revise to substantiate your “advantage” over other blank check companies.

Response: The Company has revised the disclosure on pages 34 and 41 in response to the Staff’s comment.

6.
We note your response to comment 10. We noted previously that you will not pay a source unless you engaged it. You further state that you could receive proposals from unsolicited sources. As such, the unsolicited sources would be directing you to targets even though they would not receive any compensation. Please revise to discuss the basis for your belief that unaffiliated/unsolicited sources would introduce you to targets even though you have committed to not provide them with any compensation.

Response: The Company has revised the disclosure on pages 35-36 in response to the Staff’s comment.

Securities and Exchange Commission
December 6, 2005

Certain Relationships and Related Transactions, page 48

7.
We note your response to comment 14. As the payment by Broad Hollow could be in the form of the call and “cash or other bonuses,” it directly contradicts the sentence beginning with “neither we nor any other person or entity will pay. . . .” Because of such contradiction and the fact that the subject disclosure does not appear until penultimate paragraph of the Item 404 of Regulation S-K disclosure, please revise the disclosure to cite to the specific page in the Item 404 disclosure and clarify on page 35 that Broad Hollow could also pay cash or other bonuses for individuals’ participation in the search, organization, and due diligence of a target company.

Response: We have revised the disclosure on pages 36, 51 and 52 in response to the Staff’s comment.

8.
We note your response to comment 15 and reissue the comment. Please review Item 401 of Regulation S-K and revise your Item 401 disclosure accordingly. In particular, we direct your attention to Item 401(e). Regardless if you have disclosed else where any affiliation with Broad Hollow, your Item 401 disclosure does not discuss such relationship.

Response: The Company has revised the disclosure on pages 46-52 in response to the Staff’s comment.

Financial Statements

Notes to Financial Statements

Note C -Proposed Offering, F-9

9.
We noted your revised disclosure regarding your estimate of the fair value of the Unit Purchase Option, in particular your assumption used for volatility. It is not clear to us how you determined the median price volatility of 269 financial services firms with market capitalizations up to $500 million is appropriate, considering 150 of those firms used in your analysis have market capitalizations in excess of $200 million. Your representative sample appears too broad. Please justify how the firms you have selected in your analysis (i.e. with market capitalizations up to $500 million) are most representative of your future operations. Refer to paragraphs A45 through A48 of SFAS 123(R) for additional guidance. Please advise or revise.

Response: The Company has revised the disclosure on pages 31, 62, F-8 and F-9 in response to the Staff’s comment.

Securities and Exchange Commission
December 6, 2005

In addition to the response to the SEC’s comments, we would like to bring the following developments, which occurred subsequent to the filing of Amendment No. 2 to the Company’s Registration Statement, to the Staff’s attention:

•
$1.0 Million Purchase of Units by the Existing Stockholders. The Company’s existing stockholders have indicated that they intend to purchase from the Company an aggregate of 166,667 units in the offering for an aggregate price of $1,000,000, or $6.00 per unit, in connection with a directed unit purchase program being offered orally to them by the underwriters. In the event the stockholders purchase units, they will agree not to sell or otherwise transfer the units, or the warrants and the shares comprising the units, they purchase in the directed unit offering until after consummation of the Company’s initial business combination. The stockholders will also agree that, in the event that the Company liquidates before its initial business combination, they will not participate in any distributions from the trust account of the Company with respect to these 166,667 shares of common stock included in such units, and that they will not convert these shares into cash from the trust account in connection with our initial business combination.

The purchase of the 166,667 units by the Company’s initial stockholders is to be made in lieu of the secondary market purchases of warrants contemplated in the Company’s prior filings and is intended to increase the per share amount of funds to be held in the trust account for the benefit of the public stockholders in the event of a liquidation prior to the Company’s initial business combination. In the event of liquidation prior to the Company’s initial business combination, the shares and warrants included in the units to be purchased by the existing stockholders will be worthless.

The underwriters have agreed to forego their underwriting discount (including the non-accountable expense allowance) with respect to the units sold in the directed unit program, for an expected decrease of $80,000 in underwriting compensation.

To date, all communications that the Company and the underwriters have had with the existing stockholders concerning the directed unit program have been conducted orally. Aside from delivery of the statutory prospectus, no separate written communications will be made with the existing stockholders in connection with the offer of the units in the directed unit program. The existing stockholders have indicated that they intend to purchase the units in the directed unit program through their respective existing brokerage accounts.

•
Deferral of Underwriters’ Non-Accountable Expense Allowance. The underwriters have also agreed to defer their non-accountable expense allowance of $700,000. The underwriters’ non-accountable expense allowance will be placed in the trust account at JPMorgan Chase NY Bank maintained by Continental Stock Transfer & Trust Company, acting as trustee, and become part of the liquidating distribution to the Company’s public stockholders in the event of liquidation prior to its initial business combination. Upon consummation of an initial business combination, the Company will pay the $700,000, plus accrued interest thereon (net of taxes payable), to the underwriters out of the proceeds of this offering held in the trust account.

Securities and Exchange Commission
December 6, 2005

•
Change in Exercise Price of Underwriters’ Purchase Option. The Company has agreed to reduce the exercise price of the Underwriters’ Purchase Option from $9.90 to $7.50 as part of the restructuring of the offering. We have reflected this change throughout the prospectus, and adjusted the estimated fair value of the option accordingly.

•
Working Capital Amount. The Company has agreed to add $100,000 to the trust account from the amount of net proceeds previously expected not to be held in trust, so that the expected amount available to the Company before a business combination is $1,320,000 rather than $1,420,000. Management believes the reduction will not impair its ability to complete a business combination and that it is in the best interests of the public stockholders to increase the funds available to them in the event of a liquidation prior to a business combination.

The Company has directed me to acknowledge on its behalf that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to the Comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings, and that the Company may not assert the Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that it is the Company’s intention to begin marketing this offering as soon as possible so as to “go effective” by December 14, 2005. Toward that end, the Company would like to clarify any additional questions, and to provide any additional information the Staff may require as soon as practicable. In addition, we intend to file an Amendment #4 to the Registration Statement this week for the purpose of filing additional exhibits.

Securities and Exchange Commission
December 6, 2005

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this filing, please call me at (212) 705-7207 or Floyd Wittlin at (212) 705-7466.

Sincerely,

/s/ Ann F. Chamberlain
Ann F. Chamberlain

cc:	Duc Dang (Securities and Exchange Commission)
Richard S. Foote (Highbury Financial Inc.)
Kenneth L. Guernsey (Cooley Godward LLP)
Gian-Michele a Marca (Cooley Godward LLP)
Darren DeStefano (Cooley Godward LLP)
Floyd I. Wittlin (Bingham McCutchen LLP)